                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Rule 14f-1
                                   ----------

                    Report of Change in Majority of Directors

 Information Statement Pursuant to Section 14(f) of the Securities Exchange Act
                        of 1934 and Rule 14f-1 Thereunder

                       NORTH COUNTRY FINANCIAL CORPORATION
                              --------------------
                (Name of Registrant as Specified In Its Charter)


                        Commission File Number: 02-20167


                       NORTH COUNTRY FINANCIAL CORPORATION
                             130 South Cedar Street
                           Manistique, Michigan 49854
                                 (800) 200-7032


              Incorporated in the                Employer Identification
               State of Michigan                     No. 38-2062816



                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


                 NO VOTE OR OTHER ACTION BY THE SHAREHOLDERS OF


       NORTH COUNTRY FINANCIAL CORPORATION IS REQUIRED IN RESPONSE TO THIS
            INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                   [NORTH COUNTRY FINANCIAL CORPORATION LOGO]

                                  INTRODUCTION

This Information Statement is being mailed on or about December 8, 2004 to the holders of shares of common stock, no par value (the "Common Stock"), of North Country Financial Corporation (the "Company"). This Information Statement is being furnished to provide you with certain information concerning a change in the majority of the members of the Company's Board of Directors that will occur when (i) all new members of the Board of Directors have been approved by the Federal Reserve and the Federal Deposit Insurance Corporation; (ii) at least ten days have passed since the mailing and filing with the Securities and Exchange Commission ("SEC") of this Information Statement; and (iii) the transactions contemplated in the Stock Purchase Agreement described below are completed (the "Effective Date").

On August 10, 2004, the Company and NCFC Recapitalization, LLC, a Michigan limited liability company, individually and on behalf of investors that subscribe for shares of Common Stock, entered into a Stock Purchase Agreement, which was subsequently amended by a First Amendment to Stock Purchase Agreement, dated September 28, 2004 (the "Stock Purchase Agreement"). The Stock Purchase Agreement provides for the private sale of our Common Stock to new investors for approximately $30 million, and the net proceeds from the sale will be used to recapitalize the Company and our subsidiary bank, North Country Bank and Trust (the "Bank"). One of the conditions to the closing under the Stock Purchase Agreement is that our board of directors be reconstituted. This Information Statement is being delivered to you as required by regulations of the SEC in connection with the changes to our board that will occur if the closing under the Stock Purchase Agreement is completed (the "Closing").

Our shareholders approved the sale of Common Stock pursuant to the Stock Purchase Agreement and approved other proposals required for the Closing at the Special Meeting of Shareholders held on November 18, 2004. The Stock Purchase Agreement and the contemplated recapitalization are described in greater detail in our proxy statement previously distributed to our shareholders for the special meeting. The Closing is subject to a number of other conditions. We cannot assure you that the conditions will be satisfied or waived by the parties. If all conditions are satisfied or waived, we expect that the Closing will occur prior to December 31, 2004.

In order to reconstitute the board, all of the current members of the Board of Directors, with the exception of Mr. C. James Bess, and Mr. Dennis B. Bittner, will resign from the board as of the Effective Date, and five new members will be added to the board.

The current members of our board are:

C. James Bess
Dennis B. Bittner
Bernard A. Bouschor
Stanley J. Gerou, II
John D. Lindroth
Stephen H. Madigan
Spencer B. Shunk

Information regarding the current members of our board can be found in our Proxy Statement for our May 18, 2004 Annual Meeting of Shareholders, as amended, and is incorporated herein by reference.

As of the Effective Date, the Board of Directors of the Company will be reconstituted as follows:

Walter J. Aspatore
C. James Bess
Dennis B. Bittner
Robert H. Orley
Randolph Paschke
Eliot R. Stark
Paul D. Tobias

In accordance with the Stock Purchase Agreement, the new board members were identified and selected by NCFC Recapitalization, LLC. After being identified and selected by NCFC Recapitalization, LLC, the new board members were approved by a majority vote of the board.

Reconstitution of the board will not occur unless and until the new board members receive the necessary regulatory approval, the passing of at least ten days after the mailing and filing with the SEC of this Information Statement, and the Closing under the Stock Purchase Agreement is completed.

NO VOTE OR OTHER ACTION IS REQUIRED OF THE SHAREHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT OR THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR. A PROXY IS NOT BEING SOUGHT AND YOU ARE NOT REQUESTED TO SUBMIT A PROXY.

Please read this Information Statement carefully. It contains biographical and other information concerning the executive officers and directors.

                               OUTSTANDING SHARES

As of the date of this filing, there were outstanding 7,019,152 shares of our Common Stock. At the November 18, 2004 Special Meeting of Shareholders, the Company's shareholders approved a 1 for 20 reverse stock split that will be effective if the transactions contemplated by the Stock Purchase Agreement are completed. After the reverse stock split, there will be outstanding 350,958 shares of our common stock. Unless otherwise noted, all share information is based on the current number of outstanding shares of Common Stock.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of October 11, 2004, regarding beneficial ownership of our Common Stock by each person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") known by us to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock. The information is based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as otherwise indicated below, the listed shareholders possess sole voting and investment power with respect to their shares.

                            Name and Address                               Amount and Nature of       Percent of
                          of Beneficial Owner                              Beneficial Ownership      Common Stock
                          -------------------                              --------------------      ------------
Ernest D. King                                                                    515,792                7.3%
Vides E. King
P.O. Box 216
Naubinway, MI 49762

                        SECURITY OWNERSHIP OF MANAGEMENT

CURRENT MANAGEMENT

The following table sets forth information, as of October 11, 2004, regarding beneficial ownership of our Common Stock and any equity securities of our subsidiaries other than directors' qualifying shares, beneficially owned by each of our current directors, naming them, each of the named executive officers as defined in Item 402(a)(3) of Regulation S-K, and our directors and executive officers as a group.

      Name and Address                        Management                   Amount and Nature of       Percent of
    of Beneficial Owner                        Position                    Beneficial Ownership(1)    Common Stock
    -------------------                        --------                    -----------------------    ------------
C. James Bess                 Director, President and Chief Executive                      0                   0%
                              Officer of the Company and the Bank
Dennis B. Bittner             Director                                                 7,734         Less than 1%
Bernard A. Bouschor           Director                                                18,942         Less than 1%

Stanley J. Gerou, II          Director                                               118,033(2)              1.7%
John D. Lindroth              Director                                                81,114(3)              1.2%
Sherry Littlejohn             * See below                                                217         Less than 1%
Stephen Madigan               Director                                                11,446(4)      Less than 1%
Spencer B. Shunk              Director                                                59,738(5)      Less than 1%
All directors and executive
officers as a group                                                                  297,224                 4.2%
(8 persons)

* Former President and Chief Executive Officer. Ms. Littlejohn resigned from the Company and the Bank effective May 21, 2003.

1. Includes options for 6,500 shares for Messrs. Bittner, Madigan and Shunk, 18,600 shares for Messrs. Bouschor, Gerou and Lindroth, and 75,300 shares for all directors and executive officers as a group, that are exercisable within 60 days.

2. Includes 13,156 shares owned jointly with Mr. Gerou's spouse and 42,828 shares held by Mr. Gerou's spouse's revocable trust as to which Mr. Gerou may be deemed to have shared voting power and dispositive powers. Includes 621 shares held by Mr. Gerou's spouse and children as to which Mr. Gerou disclaims beneficial ownership.

3. Includes 52,200 shares held jointly with Mr. Lindroth's spouse or by Mr. Lindroth's children as to which Mr. Lindroth may be deemed to have shared voting and dispositive power.

4. Includes 2,205 shares held by Mr. Madigan's spouse's revocable trust as to which Mr. Madigan may be deemed to have shared voting and dispositive power.

5.    Includes 42,143 shares owned jointly with Mr. Shunk's spouse.

MANAGEMENT AS OF THE EFFECTIVE DATE

The following table sets forth information, as of the Effective Date, regarding beneficial ownership of our Common Stock and any equity securities of our subsidiaries other than directors' qualifying shares, beneficially owned by each of the directors, naming them, each of the named executive officers as defined in Item 402(a)(3) of Regulation S-K, and our directors and executive officers as a group.

               Name and Address                  Amount and Nature of        Percent of
              of Beneficial Owner               Beneficial Ownership(1)    Common Stock(1)
              -------------------               -----------------------    ---------------
Walter J. Aspatore                                                0                    0%
C. James Bess                                                     0                    0%
Dennis B. Bittner                                               387          Less than 1%
Robert H. Orley                                              17,123(2)       Less than 1%(2)
Randolph Paschke                                                  0                    0%
Eliot R. Stark                                               32,208(3)               1.3%
Paul D. Tobias                                               55,365(3)                2.3%
All directors and executive officers as a
group (7 persons)                                           105,083                  4.3%

1. Based on the purchase of such post reverse split shares at the Closing at the assumed price of $14.60 per share, and approximately 2,413,600 outstanding post reverse split shares after the Closing.

2. Mr. Orley anticipates purchasing approximately $250,000 of post reverse split shares of our Common Stock at the Closing. Assuming $30 million of post reverse split shares are sold pursuant to the Stock Purchase Agreement for $14.60 per share, Mr. Orley will own 17,123 shares.

3. Messrs. Tobias and Stark anticipate purchasing approximately $500,000 and $250,000 of post reverse split shares of our Common Stock at the Closing. Messrs. Tobias and Stark will also be awarded at the Closing options to purchase approximately 105,595 and 75,425, respectively, of post reverse split shares of our Common Stock. Twenty percent of those options will be exercisable within 60 days. Assuming $30 million of post reverse split shares are sold pursuant to the Stock Purchase Agreement for $14.60 per share, Messrs. Tobias and Stark will own and have the option to purchase a total of 139,841 shares and 92,548 shares, respectively.

                          ANTICIPATED CHANGE IN CONTROL

As a result of the completion of the transactions contemplated by the Stock Purchase Agreement, there will be a change in control of the Company. Consequently, we will disclose the change in control in a filing on Form 8-K subsequent to the Closing.

                                LEGAL PROCEEDINGS

Following are descriptions of any material proceedings which any of our directors, officers, affiliates, owners of record of more than 5% of any class of voting securities of the Company, or any associate of any of our directors, officers or affiliates, or any of our shareholders is a party adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

SECURITIES LITIGATION

In an action styled Lanctot v. Littlejohn, et al., filed in the U.S. District Court for the Western District of Michigan on June 13, 2003, a shareholder brought a class action against us, our former Chairman, Chief Executive Officer and director, Ronald G. Ford, and its former chief executive officer and director, Sherry L. Littlejohn, for alleged violations of Federal securities laws.

In another action styled Rosen v. North Country Financial Corporation, et al., filed in the U.S. District Court for the Western District of Michigan on June 23, 2003, a former shareholder brought a class action against us, our former Chairman, Chief Executive Officer and director, Ronald G. Ford, and our former Chief Executive Officer and director, Sherry L. Littlejohn, for alleged violations of Federal securities laws.

In an Order dated September 29, 2003, the Court consolidated the Lanctot and Rosen actions.

On June 18, 2004, the parties submitted to the Court their Stipulation of Settlement, which describes in detail the terms and conditions of the settlement. The parties submitted two Revised and Amended Stipulations of Settlement, the most recent of which was filed with the Court on July 16, 2004.

On August 16, 2004, the Court granted conditional approval of the settlement as set forth in the Revised and Amended Stipulation of Settlement. On October 15, 2004, the Court preliminarily certified a class for purposes of settlement only, approved a form of notice of hearing to be distributed to class members, and scheduled a hearing concerning final approval of the settlement. The plaintiffs were then allowed to mail notice of the proposed settlement to members of the class, who were permitted to opt out of the class by written request. One class member, owning 5,359 shares, requested exclusion. Members of the class who did not opt out and who filed a written notice could have objected to approval of the settlement, but no members of the class made such an objection.

The hearing concerning final approval of the settlement by the Court was held on December 1, 2004. At the hearing, the Court determined that the settlement, subject to some minor modifications, was fair, reasonable and adequate and in the best interests of the class. Within thirty days of the hearing, counsel for the plaintiffs will mail to the class members a Proof of Claim form, with specific instructions as to how to submit claims. Pursuant to the

Order, the defendants must make two payments to the plaintiffs, one in the amount of $550,000, and another in the amount of $200,000. The Court's order dismisses the action between the class and the defendants in its entirety.

SHAREHOLDER'S DERIVATIVE LITIGATION

In an action styled Virginia M. Damon Trust v. North Country Financial Corporation, Nominal Defendant, and Dennis Bittner, Bernard A. Bouschor, Ronald
G. Ford, Sherry L. Littlejohn, Stanley J. Gerou II, John D. Lindroth, Stephen Madigan, Spencer Shunk, Michael Henrickson, Glen Tolksdorf, and Wesley Hoffman, filed in the U.S. District Court for the Western District of Michigan on July 1, 2003, a shareholder of ours brought a shareholder's derivative action under
Section 27 of the Exchange Act against us and certain of our current and former directors and senior executive officers. The Complaint, which demands a jury trial, is brought on behalf of us against the individual defendants. It alleges that the individual defendants have caused loss and damage to us through breaches of their fiduciary duties of oversight and supervision by failing (i) adequately to safeguard our assets, (ii) to ensure that adequate administrative, operating, and internal controls were in place and implemented, (iii) to ensure that we were operated in accordance with legally-prescribed procedures, and (iv) to oversee the audit process to ensure that our assets were properly accounted for and preserved.

The Complaint further alleges that the individual defendants violated Section 14(a) of the Exchange Act by making materially false and misleading statements in the proxy statement mailed to shareholders in connection with our annual meeting held May 29, 2000, and the adoption by the shareholders at that meeting of our 2000 Stock Incentive Plan. The Complaint also alleges that Mr. Ford and Ms. Littlejohn, through a series of compensation arrangements, stock options, and employment agreements obtained by them through improper means resulting from the offices they held with us, received excessive compensation, to our injury. Among other things, the Complaint is based upon allegations of material misstatements or omissions in filings made by us with the SEC, and deficiencies in our policies and procedures for safe and sound operation, including our directorate and management personnel and practices, credit underwriting, credit administration, and policies regarding asset/liability management, liquidity, funds management, and investments, and our compliance with all applicable laws and regulations, including Regulations O and U of the Federal Reserve Board, FDIC Rules and Regulations, and the Michigan Banking Code of 1999. The Complaint seeks (i) rescission of the approval of the 2000 Stock Incentive Plan and return of all stock and options granted under the Plan, (ii) a declaration that the individual defendants breached their fiduciary duty to us, (iii) an order to the individual defendants to account to us for all losses and/or damages by reason of the acts and omissions alleged, (iv) an order to each of the individual defendants to remit to us all salaries and other compensation received for periods during which they breached their fiduciary duties, (v) compensatory damages in favor of us, (vi) injunctive relief, and (vii) interest, costs, and attorney's and expert's fees.

By letter dated September 17, 2003, and expressly without prejudice to the argument that any such written demand is not required, plaintiff's counsel purported to make a written demand that we pursue a number of indicated putative claims against present and former officers and directors of the Company who also are the individual defendants in the Damon action.

On September 18, 2003, the Company filed a motion to dismiss the Damon action because plaintiff did not satisfy the mandatory precondition, under Section 493a of the Michigan Business Corporation Act ("MBCA"), M.C.L. Sec. 450.1493a, for filing a shareholder derivative action that the shareholder must first have submitted a written demand that we pursue in our own right the claims asserted by the shareholder (the plaintiff here). Certain of the individual defendants in the Damon action filed their own motion to dismiss on November 25, 2003, in which motion the other individual defendants later joined. The plaintiff filed an Opposition to both motions to dismiss on January 9, 2004, and on January 30, 2004, the defendants filed reply briefs in support of their motions to dismiss.

On March 22, 2004, the Court issued an Opinion and Order granting in part and denying in party the motions to dismiss. The Court dismissed the Section 14(a) claim against all of the defendants as barred by the applicable statute of limitations and, as further grounds, dismissed that claim as to those who were not directors at the time of the mailing of the proxy statement. The Court has permitted the plaintiff to proceed with its breach of fiduciary duty claims against the Directors on the grounds that the plaintiff cured its procedural failings by subsequently transmitting a demand letter as required by Section 493 of the MBCA.

On April 19, 2004, the Court entered an Order Granting Stipulation to Grant Plaintiff Leave to File Amended Complaint and to Grant Related Relief to All Parties. On May 14, 2004, the plaintiff filed an Amended Complaint and, thereafter, all defendants timely filed Answers to the Amended Complaint. In our Answer, we averred that the plaintiff's claims are asserted for and on behalf of us, that the plaintiff does not assert any claims against us and, therefore, we properly should be realigned as a plaintiff in the action.

During the above described proceedings, on November 11, 2003, we filed a motion requesting the court appoint a disinterested person to conduct a reasonable investigation of the claims made by the plaintiff and to make a good faith determination whether the maintenance of the derivative action is in our best interests. After additional written submissions to the Court by the defendants and the plaintiff concerning the issues presented by this motion, and after several conferences with the Court, on May 20, 2004, the Court entered an Order adopting the parties' written stipulations concerning the appointment of a disinterested person and the manner of conducting the investigation of the claims made by the plaintiff and making recommendations as to whether the maintenance of the derivative action is in our best interests.

On July 14, 2004, the Court convened a settlement conference among counsel for all parties and counsel for the individual defendants' insurer. Although a settlement was not achieved, at the direction of the Court, the parties' respective counsel agreed to continue settlement discussions.

By Order of the Court dated November 2, 2004, the report of the disinterested person was timely filed with us on October 23, 2004, and the action was stayed until November 22, 2004. Our outside legal counsel is currently evaluating the report of the disinterested person.

               IDENTIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AS OF THE EFFECTIVE DATE

The following information has been furnished by the respective directors to be appointed as of the Effective Date. Each of them has been engaged in the occupations stated below during the periods indicated, or if no period is indicated, for more than five years.



Name of Appointee                      Age        Principal Occupation                      Expiration of Term
-----------------                      ---        --------------------                      ------------------
Walter J. Aspatore                     61         Investment Banking, Amherst Partners      Term expires in 2007.
C. James Bess                          66         President and Chief Financial Officer     Term expires in 2005.
                                                  of the Company and the Bank.
Dennis B. Bittner                      55         Owner and President, Bittner Engineering  Term expires in 2005.
Robert H. Orley                        49         Real Estate Developer, Vice President     Term expires in 2006.
                                                  and Secretary of Real Estate Interests
                                                  Group, Inc.

Randolph Paschke                       55         From May 1970 to August 2002 -- worked    Term expires in 2006.
                                                  in Tax Services at Arthur Anderson
                                                  LLP.  Served as a partner in Arthur
                                                  Anderson LLP from September 1982 until
                                                  August 2002.  Served as Managing
                                                  Partner -- U.S. International Tax Trade
                                                  Services at Arthur Anderson LLP from
                                                  2001-2002.  Served as Managing Partner
                                                  -- Great Lakes International Tax
                                                  Services at Arthur Anderson LLP from
                                                  1999-2001.
                                                  From August 2002 to present -- Chair,
                                                  Department of Accounting in the School
                                                  of Business Administration at Wayne
                                                  State University.
Eliot R. Stark                         52         From June 1995 to January 2001 --         Term expires in 2007.
                                                  Served as Executive Vice President of
                                                  Compuware Corporation.
                                                  From January 2001 to present
                                                  -- Managing Director of
                                                  Mackinac Partners LLC.
Paul D. Tobias                         53         From April 1995 to October of 1999 --     Term expires in 2007.
                                                  Served as CEO of Munder
                                                  Capital Management. From
                                                  January 2000 to present --
                                                  Chairman and CEO of Mackinac
                                                  Partners LLC.

CURRENT EXECUTIVE OFFICERS

Our executive officers serve at the please of the board. Set forth below are our current executive officers, and a brief explanation of their principal employment during the last five years.

John D. Lindroth -- Age 49 -- Chairman of the Board of Directors. Mr. Lindroth has served as President of Superior State, Inc., an insurance agency, for the past five years.

C. James Bess -- Age 66 -- President and Chief Executive Officer. Mr. Bess has served as our and the Bank's President and Chief Executive Officer since August of 2003. Prior to that time, Mr. Bess served as President and Chief Executive Officer of The Commercial and Savings Bank of Millersburg, Ohio from December 2000 to July 2003. Mr. Bess served as President and Chief Executive Officer of Security Dollar Bank of Niles, Ohio from February 2000 through November 2000. Mr. Bess was engaged as a consultant to various financial service companies from January 1, 1999 to February 2000.

Joseph E. Petterson -- Age 58 -- Executive Vice President and Chief Financial Officer. Mr. Petterson has served as our and the Bank's Executive Vice President since September 2003 and also Chief Financial Officer since February 2004. Prior to that time, Mr. Petterson served as Assistant Director of the Bank and Trust Division of the State of Michigan Office of Financial and Insurance Services from 2001 through 2003. Mr. Petterson served on the Senior Staff of the Risk Division of the State of Michigan Office of Financial and Insurance Services in 2001, the Senior Staff of the Financial Institutions Policy Division of the State of Michigan Office of Financial and Insurance Services in 2000, and held the position of Risk Manager for the Office of the Commissioner of the State of Michigan Financial Institutions Bureau from 1998 through 2000.

Kelly W. George -- Age 37 -- Senior Vice President and Chief Lending Officer. Mr. George has served as our and the Bank's Senior Vice President and Chief Lending Officer since September 2003. Prior to that time, Mr. George served as Senior Vice President and Chief Lending Officer of The Commercial and Savings Bank of Millersburg,

Ohio from July 2001 through May 2003. Mr. George also served as Vice President and Commercial Lender of The Commercial and Savings Bank from May 2000 through July 2001. Prior to employment at The Commercial and Savings Bank of Millersburg, Ohio, Mr. George held the position of Bank Examiner-in-Charge at the Federal Reserve Bank of Cleveland from July 1997 through May 2000.

Jani L. Blake -- Age 44 -- Executive Vice President and Chief Operating Officer. Ms. Blake has served as our and the Bank's Executive Vice President and Chief Operating Officer since May 2003. Prior that time, Ms. Blake served as our and the Bank's Executive Vice President and Executive Administrator from November 2002 through May 2003. Ms. Blake held the position of Executive Director of the Marquette Community Foundation from 2000 through November 2002. From 1999 through 2000, Ms. Blake held the position of Executive Administrator at the Bank.

EXECUTIVE OFFICERS AS OF THE EFFECTIVE DATE

Set forth below are the executive officers to be appointed in connection with the Closing, and a brief explanation of their principal employment during the last five years.

C. James Bess -- Age 66 -- President.  See description above.

Eliot R. Stark -- Age 52 -- Executive Vice President and Chief Financial Officer. From June of 1995 to January of 2001, Mr. Stark served as Executive Vice President of Compuware Corporation. From January of 2001 to the present, he has served as the Managing Director of Mackinac Partners Consultants.

Paul D. Tobias -- Age 53 -- Chairman of the Board and Chief Executive Officer. Mr. Tobias served as Chief Executive Officer of Munder Capital Management from April of 1995 to October 1999. From January of 2000 to the present, he has served as Chairman and Chief Executive Officer of Mackinac Partners, LLC.

Joseph E. Petterson -- Age 58 -- Executive Vice President. See description above.

Jani L. Blake -- Age 44 -- Senior Vice President.  See description above.

                INDEBTEDNESS OF AND TRANSACTIONS WITH MANAGEMENT

Certain of our directors and officers have had, and are expected to have in the future, transactions with the Bank, or have been directors or officers of corporations, or members of partnerships or limited liability companies, which have had and are expected to have in the future, transactions with the Bank. Described below are certain transactions, since January 1, 2003 and certain currently proposed transactions, involving indebtedness and transactions with management.

In August 2002, the Bank renewed an inventory working capital line of credit, originated in June 1999, to a limited liability company owned by Ron Ford and director John Lindroth and two former Bank officers, secured by the inventory and guaranteed by the principals. The highest aggregate principal amount outstanding to the limited liability company since January 1, 2002 was $244,200. The interest rate was prime plus one percent. This loan was paid off on April 28, 2003.

In August 2002, the Bank renewed a working capital line of credit, originated in January 2001, and in June 2001 renewed a loan originated in August 1999, to purchase a 68% interest in a hotel, to a limited liability company owned by directors Lindroth, Gerou and former director Michael Henrickson, guaranteed by the principals. Mr. Henrickson left the Board of Directors in 2002. The highest aggregate principal amount outstanding to the limited liability company since January 1, 2002 was $327,995, the interest rates were prime plus one percent and the loans have been paid off.

In September 2002, the Bank renewed and increased a working capital line of credit, originated in July 2001, to a company 46% owned by former director Michael Henrickson, who left the board in September 2002. In December 1998, the Bank approved a seven-year term loan to term out a line of credit for the company. The loans are secured by accounts receivable and guaranteed by the principals. The highest aggregate principal amount outstanding on the loans was $3,140,802. The interest rates were prime plus one percent. These loans were paid off on November 13, 2003.

Mr. Glen Tolksdorf, a former director who resigned in December 2002, has several loans with the Bank for his various enterprises. In September 2002, the Bank renewed two single payment notes to acquire real estate, which were originated in August 2000. In August 2002, the Bank renewed a working capital line of credit originated in April 1999 and extended a single payment note originated in April 2001. The highest aggregate principal amount outstanding on the loans since January 1, 2002 was $2,572,619. The interest rates were prime plus one percent. These loans were paid off on March 31, 2004.

Mr. Wesley Hoffman, a former director who resigned in October 2002, and his related interests have several loans with the Bank. The loans include a personal loan to purchase real estate guaranteed by a related entity, which was approved in June 2001; an unsecured personal line of credit approved in August 2002; a secured 5-year term loan to a related entity approved in February 2001 and a 5-year term loan to a related entity, which is one-third owned by Mr. Hoffman, approved in November 2000 to purchase real estate, secured by the real estate and guaranteed by the principals. The term loan approved in November 2000 was paid off in April 2003. The highest aggregate principal amount outstanding on the loans since January 1, 2002 was $911,022. The interest rates were prime plus one percent. The remaining loans to Mr. Hoffman were paid off on March 31, 2004.

In April 1999, the Bank approved a five-year term loan to term out a construction loan and related expenses for a hotel to be owned and operated by a limited liability company, 68% owned by a related interest of directors Gerou, Lindroth and former director Henrickson. The loan was secured by the real estate and all assets and guaranteed by the partners. The highest aggregate principal amount outstanding since January 1, 2002 was $3,108,094 and the interest rate was prime plus one percent. This loan was paid off on September 6, 2003.

In April 2002, the Bank approved a $6,000,000 unsecured line of credit to a related party of director Bouschor. The purpose of the loan was for $1,000,000 in new funds to renovate a building and to refinance an existing loan, originated in February 2000. The highest aggregate principal balance on the loan since January 1, 2002 was $6,000,000, the interest rate is 5.5% tax exempt, and the principal balance at November 17, 2004 was $4,798,507.77.

Mr. Lindroth is the owner of the insurance agency that we use for purchasing liability, property, casualty and automobile insurance. In 2003, Mr. Lindroth's agency earned $62,574 in commissions for insurance sold to us and our subsidiaries.

Mr. Stark and Mr. Tobias, who are to be named as directors as of the Effective Date, each own a 50% interest in NCFC Recapitalization, LLC, which is a party to the Stock Purchase Agreement.

                COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires our Officers and directors and persons who own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Based solely on a review of filings furnished to it, we believe that all reports required to be filed under Section 16(a) for 2003 were filed, except that one report on Form 3 was filed late by each of C. James Bess, Kelly W. George and Jani L. Blake.

                                 AUDIT COMMITTEE

We currently have a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The current members of the Audit committee are Dennis Bittner (Chairman), Stephen Madigan (Vice Chairman), and Spencer Shunk. The board has determined that it does not currently have a member of the Audit Committee that is qualified as an audit committee financial expert, as that term is defined in the rules of the Securities and Exchange Commission. The board believes that the current Audit Committee members have the overall business acumen to participate as a member of the Audit Committee, based upon many years of direct business experience.

The Audit Committee met two times during the fiscal year ending December 31, 2003. The functions of the Audit Committee are to assist our board in overseeing our accounting and financial reporting process, the audits of our financial statements, and internal control and audit functions. The Audit Committee has responsibility for:

         -        Appointing or replacing our independent auditors.

         - Overseeing the work of the independent auditors (including resolution of any disagreements between management and the auditors regarding financial reporting).

         - Reviewing the independent auditors' performance, qualifications and independence.

         - Approving all auditing and permitted non-auditing services to be performed by the independent auditors with limited exceptions.

         - Reviewing our financial statements, internal audit function and system of internal controls.

         - Overseeing our compliance with legal and regulatory requirements and with our Code of Business Conduct and Ethics.

         - Producing the report required by federal securities regulations for inclusion in our proxy statement.

The Audit Committee has reviewed and discussed our audited financial statements with management.

The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (SAS 61), "Communication with Audit Committees," as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants. The Audit Committee has considered the compatibility of the provisions of non-audit services with maintaining the auditor's independence.

The Audit Committee has received the written disclosures and the letter from the independent accountants required by Independence Standards Board No. 1, "Independence Discussions with Audit Committees," as amended, and has discussed with the independent accountant the independent accountant's independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the board that the audited financial statements be included in the Company's Annual Report on Form 10-K for 2003.

Our board has adopted a written charter for the Audit Committee. A copy of the charter is set forth in Appendix B to our Proxy Statement for our May 18, 2004 Annual Meeting of Shareholders, as amended, and is incorporated herein by reference.

Our board has determined that each of the current Audit Committee members is independent, as independence for audit committee members is defined in the listing standards of the Nasdaq Stock Market and the rules of the Securities and Exchange Commission.

                              NOMINATING COMMITTEE

Our Nominating Committee is responsible for:

         - Identifying new candidates who are qualified to serve as directors.

         - Recommending to our board the candidates for election to the board and for appointment to the board's committees.

         - Considering any nominations for director submitted by shareholders.

The current members of the Nominating Committee are Spencer Shunk (Chairman) and Steve Madigan. All members are independent under the NASDAQ Stock Market rules defining independence. The Nominating Committee held no meetings in 2003.

Our board has adopted a Charter for the Nominating Committee. A copy of the Charter is set forth in Appendix A to the Company's Proxy Statement for our May 18, 2004 Annual Meeting of Shareholders, as amended, and is incorporated herein by reference.

In considering possible candidates for election as a director, the Nominating Committee and the other directors recognize that the contribution of the board will depend not only on the character and capacities of the directors taken individually but also on their collective strengths. Our board should be composed of directors who bring a variety of experience and backgrounds, directors who will form a central core of business executives with substantial senior management experience and financial expertise, and directors who will represent the balanced, best interests of the shareholders as a whole. On an individual basis, directors should be of the highest character and integrity and have an inquiring mind, vision and the ability to work well with others. Directors should also be free of any conflict of interest, which would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director.

The Nominating Committee will consider as potential nominees persons recommended by shareholders. Recommendations should be submitted to the Nominating Committee in care of the Secretary of North Country Financial Corporation, 130 South Cedar Street, Manistique, MI 49854. Each recommendation should include a personal biography of the suggested nominee, an indication of the background or experience that qualifies the person for consideration, and a statement that the person has agreed to serve if nominated and elected.

Shareholders who themselves wish to effectively nominate a person for election to our board, as contrasted with recommending a potential nominee to the Nominating Committee for its consideration, are required to comply with the advance notice and other requirements set forth in the Company's Restated Articles of Incorporation, as amended.

                             COMPENSATION COMMITTEE

Decisions on the compensation of our executive officers are made by the board's Compensation Committee comprised of nonemployee directors. This committee currently consists of Stanley J. Gerou II (Chairman), Bernard A. Bouschor (Vice Chairman) and Dennis Bittner.

The Compensation Committee met 4 times during the fiscal year ended December 31, 2003. The primary functions of the Compensation Committee are to recommend annually to our board the salary of the executive officers, review with management the annual projected salary ranges and recommend those for board approval, and review the written personnel policy and the employee benefit package annually. The primary responsibilities of the Compensation Committee are to ensure that the compensation available to our board and officers:

         -        Enables us to attract and retain high quality leadership.

         -        Provides competitive compensation opportunities.

         -        Supports our overall business strategy.

         -        Maximizes our shareholder value.

COMPENSATION COMMITTEE REPORT

This committee report address our compensation policies and programs for the year ended December 31, 2003.

Base Salary -- Excluding considerations of other relevant factors, which may include individual performance, experience, expertise and tenure, our board intends to maintain the base salaries of our executive officers and senior managers within peer group levels.

The Compensation Committee considered numerous factors to determine the compensation package and employment agreement relative to Mr. Bess. Factors considered included Mr. Bess' prior experience with troubled institutions, his previous success in turnaround of these institutions and our relative immediate needs.

Annually, the committee reviews and approves our annual salary structure and benefit programs for consideration by the entire board. The committee's recommendation is based upon compensation levels established by our peers and evaluations by consultants.

Long-Term Incentives -- To align the interests of its executive officers and senior managers with our shareholders, our board's compensation strategy provides for a 401(k) matching contribution and equity-based compensation under our stock compensation plans. Each of our compensation plans has been adopted by the board, and the equity-based compensation plans have been approved by our shareholders.

COMPENSATION COMMITTEE
      Bernard A. Bouschor        Stanley J. Gerou II        Dennis Bittner

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Members of the Compensation Committee during 2003 were Stanley J. Gerou, II (Chairman), Bernard A. Bouschor (Vice Chairman) and John D. Lindroth.

Mr. Lindroth is the owner of the insurance agency that we use for purchasing liability, property, casualty and automobile insurance. In 2003, Mr. Lindroth's agency earned $62,574 in commissions for insurance sold to us and our subsidiaries. For the period May 27, 2003 through August 1, 2003, Mr. Lindroth served as interim CEO, however he did not receive additional compensation for this position.

Mr. Bouschor is a related party to a tax-exempt loan from the Bank, which bears interest at 5.5%. The principal balance at November 17, 2004 was $4,798,507.77.

         ATTENDANCE OF DIRECTORS DURING OUR LASTS COMPLETED FISCAL YEAR

Our board held a total of 20 meetings during 2003. No director attended less than 75% of the aggregate number of meetings of the board and the committees on which he served in 2003, other than Mr. Bouschor, who attended 62% of the meetings.


         COMMUNICATION WITH DIRECTORS AND ATTENDANCE AT ANNUAL MEETINGS

Our board provides a process for shareholders to send communications to it or any of the directors. Shareholders may send written communications to the board or any one or more of the individual directors by mail, c/o Corporate Secretary, North Country Financial Corporation, 130 South Cedar Street, Manistique, MI 49854. All communications will be compiled by our Corporate Secretary and submitted to board or the individual directors on a regular basis unless such communications are considered, in the reasonable judgment of the Corporate Secretary, to be improper for submission to the intended recipient(s). Examples of shareholder communications that would be considered improper for submission include without limitation, customer complaints, solicitations, communications that do not relate directly or indirectly to our business, or communications that relate to improper or irrelevant topics.

Our policy is that all of the directors and nominees for election as directors at the Annual Meeting attend the Annual Meeting except in cases of extraordinary circumstances. All of the nominees for election at the 2004 Annual Meeting of Shareholders and all other directors attended the 2004 Annual Meeting of Shareholders except for director Bernard Bouschor. The Company expects all nominees and directors to attend the 2005 Annual Meeting.

                             EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

The following table sets out the compensation received by our President and Chief Executive Officer, and any named executive officer of the Company which is required to be disclosed, for the last three fiscal years ended December 31, 2003.

                                              Annual Compensation                          Long-Term
                                                                                          Compensation
                                       -----------------------------------------------  ---------------
         Name                                                           Other Annual                       All Other
         And                                                           Compensation        Number of     Compensation
 Principal Position        Year        Salary           Bonus (1)           (2)         Options Granted      (3)
 ------------------        ----        ------           ---------           ---         ---------------      ---
C. James Bess
President and CEO of      2003         $152,163         $10,000          $5,000              0            $21,104
the Company and the
Bank

John D. Lindroth
Interim CEO and
Director of the           2003            $0               $0            $13,200             0               $0
Company and the
Bank(4)

Sherry L. Littlejohn
President and CEO of      2003         $116,357            $0            $5,200              0              $452
the Company and the
Bank (5)                  2002         $250,000            $0            $7,200              0             $6,000

                          2001         $250,000            $0            $8,700           50,000          $10,500

(1)      Represents a one-time signing bonus for Mr. Bess.

(2) Represents director fees paid. Perquisites and other personal benefits (valued on the basis of incremental cost to the Company) did not exceed the less of $50,000 or 10% of the salary and bonus for any of the named executive officers for any year.

(3) The amounts shown include the taxable amount of group life insurance cost paid by us for Mr. Bess $4,713 and Ms. Littlejohn $452. Other compensation for Mr. Bess includes the amounts paid by us for housing and the taxable portion of the benefit of a Company owned automobile provided for Mr. Bess' use.

(4) Mr. Lindroth served as Interim CEO for the period of May 27, 2003 through August 1, 2003 at which time Mr. Bess assumed the CEO position. The fees shown in the table, $13,200, represents director fees paid to Mr. Lindroth for the entire 2003 year. Mr. Lindroth received no compensation from us or the Bank for serving as "interim" CEO.

(5)      Ms. Littlejohn resigned from her positions on May 21, 2003.

                        OPTION GRANTS IN LAST FISCAL YEAR

Our 2000 Stock Incentive Plan provides for the grant of options to key employees as well as eligible directors. Options are granted at the discretion of the Compensation Committee. The term of each option is up to ten (10) years, subject to the earlier termination in certain events, and the option price is 100% of fair market value on the date of the grant. The following table provides information on options granted in 2003 to the executives listed in the Summary Compensation Table the potential realizable value of the options.

                                Individual Grants
         -----------------------------------------------------------------------     Potential Realizable Value at
                                          Percent of                                 Assumed Annual Rates of Stock
                                            Total                                   Price Appreciation For Options
                           Number of       Options/                                               Term
                           Securities    SARs Granted                              --------------------------------
                           Underlying    To Employees    Exercise
                          Options/SARs    In Fiscal      Price Per    Expiration
          Name              Granted          Year          Share          Date            5%               10%
          ----              -------          ----          -----          ----            --               ---
C. James Bess                  0             0%            --             --             --                --
John D. Lindroth               0             0%            --             --             --                --
Sherry L Littlejohn          50,000         100%          $2.95       March 19,        $92,762          $235,077
                                                                       2013 (1)

(1) These same options had a scheduled expiration date of March 19, 2013, however, they expired in 2003 as a result of the executive's resignation.

      AGGREGATED STOCK OPTION EXERCISES IN 2003 AND YEAR-END OPTION VALUES

The following table provides information on the exercise of stock options during 2003 by the executives listed in the Summary Compensation Table and the value of unexercised options at December 31, 2003.


                                                                      Number of Securities            Value of
                                                                     Underlying Unexercised          Unexercised
                                                                          Options at               In-the-Money
                                  Shares                                   12/31/03            Options at 12/31/03(1)
                                Acquired on          Value               Exercisable/              Exercisable/
          Name                   Exercise           Realized            Unexercisable             Unexercisable
          ----                   --------           --------            -------------             -------------
C. James Bess                       0                   $0                    0 / 0                    $0 / $0
John D. Lindroth                    0                   $0               18,600 / 18,600               $0 / $0
Sherry L. Littlejohn                0                   $0                    0 / 0                    $0 / $0

(1) Values are based on the difference between the last reported sale price of our common stock on December 31, 2003 ($1.75), and the exercise price of the options.

                            COMPENSATION OF DIRECTORS

Since November, 2002, our directors have not received any compensation for their service as members of the board. The directors also serve on the board of directors of the Bank, for which they were paid an annual fee for 2003 of $1,200 and a fee of $1,000 per month. For 2004, the directors of the Bank are expected to receive an annual fee of $1,200, and a fee of $1,000 for each meeting that is held of the board of directors of the Bank. Attendance is not a requirement in order for the director to be paid the monthly fee.

Our 2000 Stock Incentive Plan provides for the grant of options to eligible directors (i.e., nonemployee directors) in addition to key employees. Options are granted at the discretion of the Compensation Committee. The term of each option is ten (10) years, subject to earlier termination in certain events, and the option price is 100% of fair market value on the date of grant. No options were granted in 2003.

                      EMPLOYMENT AND CONSULTING AGREEMENTS

CURRENT CONTRACTS

We have entered into the employment contracts or other compensatory arrangements with executive officers, as described below.

C. James Bess. Mr. Bess is a party to a two-year employment agreement with us dated August 1, 2003 which was amended May 18, 2004. Under the terms of the agreement, he is to receive a salary of $30,000 per month in base pay. He also received a one-time signing bonus of $10,000. He is also entitled to the use of a corporate owned auto and payment of all living expenses during the term of his employment.

If we terminate his employment for any reason other than cause, as defined in the agreement, or in the event of his resignation for good reason, as defined in the agreement, he is entitled to receive the amount of his base pay and benefits (including a cash payment for any unused vacation) through the stated expiration date of the agreement, July 31, 2005.

If during the term of the agreement or within one year following the termination date of the agreement, the Company engages in a change in control transaction as defined in the agreement, his employment under the agreement will automatically terminate two months following the consummation of the change in control transaction and he will receive: (i) the payments provided to him upon a termination without cause as set forth in the agreement, and (ii) two years of his then base pay. In addition, if the Cease and Desist Order entered into between the Bank, the Michigan Office of Financial and Insurance Services and Federal Deposit Insurance Corporation in March 2003 (the "Cease and Desist Order") is lifted during the term of his agreement, he is entitled to a bonus equal to one-year's base salary. The Closing and the anticipated removal of the Cease and Desist Order as part of the Closing, will trigger these change in control and bonus payments and he will receive approximately $1,231,740 as a result, which includes the bonus payment to him related to the removal of the Cease and Desist Order. He has also entered into an amendment to this agreement, as well as new employment agreement in connection with the Recapitalization, and those agreements are described below.

Sherry L. Littlejohn. We have an Employment Agreement, dated September 30, 2000, with Sherry L. Littlejohn, our former President and Chief Executive Officer. This agreement was for a term of three years, with an automatic daily extension of its term unless thirty days' notice was given by either party to the other to discontinue the daily extensions. She resigned as our and the Bank's President and Chief Executive Officer, and as our and the Bank's director, effective May 21, 2003, which ended any further extension of the agreement's term.

Her minimum annual salary under the Employment Agreement was $250,000, subject to at least annual review by the Compensation Committee. She was entitled to participate in various bonus, long-term incentive, retirement, employee benefit and welfare plans available to our senior executives, received the use of an automobile with a retail value of up to $50,000 and four weeks of paid vacation.

If she terminated her employment for Good Reason (defined as the material breach by us of the Employment Agreement or the occurrence of certain events in anticipation, or upon the occurrence, of a Change in Control) or we terminated her employment without Cause (as defined in the Employment Agreement), upon her execution and delivery of a release of all claims against us, the Bank, and their respective current and former shareholders, directors, officers, employees, and agents relating to or arising from her employment with us, she would receive 12 quarterly payments, each in an amount equal to 25% of her then annual base salary (or if the termination occurred after a Change in Control (as defined in our 2000 Stock Incentive Plan) of the Company, the greater of her annual base salary before or after the Change in Control), and for three years following the termination date, she and her spouse and dependents would receive medical and dental benefits under the our plans for active employees at our expense. If, after a Change in Control, she terminated her employment for Good Reason or we terminated her employment without Cause, she would receive the following benefits in addition to those noted above: outplacement services up to a maximum amount of 15% of her annual base salary (or if the termination occurred after a Change in Control of the Company, the greater of her annual base salary before or after the Change in Control), plus travel expense reimbursement for job search travel of up to $5,000; the same counseling services that may be available to our employees pursuant to the "Employee Assistance Program"; and a cash payment within 90 days of the end of each of the three (3) calendar years during which she receives payments from us under the agreement in an amount equal to the amounts that we would have contributed to our qualified retirement plan and Supplemental Executive Retirement Plan on her behalf during each such calendar year if she had continued her employment for the three-year period commencing on the date of her termination of employment and had earned the annual base salary (or if the termination occurs after a Change in Control, the greater of her annual base salary before or after the Change in Control) and a bonus equal to the bonus earned by her for the fiscal year ending immediately prior to the year in which the Change in Control occurred.

If her employment were terminated by us for Cause, or by voluntary termination by her other than for Good Reason, she would receive her annual base salary and related benefits through the date of termination of her employment. If any payments to her were subject to the golden parachute excise tax under Section 4999 of the Internal Revenue

Code, we would pay additional amounts, to her or to tax authorities; such that the amount she received equaled the amount she would have received under the agreement if an excise tax were not imposed. The Employment Agreement also contained various non-competition, non-solicitation, and confidentiality provisions restricting her activities during her employment and for three years thereafter.

On December 9, 2003, she submitted to us a claim for additional compensation under her Employment Agreement. In January, 2004, the FDIC advised us that any payments under her Employment Agreement would require prior approval of the FDIC under the "golden parachute" provisions of the FDIC Regulations. We subsequently advised her counsel we will not make further payments under her Employment Agreement.

CONTRACTS IN CONNECTION WITH THE CLOSING

Effective upon the Closing, certain other contracts or compensatory arrangements with other executive officers will become effective. Those contracts or compensatory arrangements are described below.

Tobias and Stark Employment Agreements. The agreements with Mr. Tobias and Mr. Stark are essentially identical except as noted below. Mr. Tobias's agreement provides for him to be employed and appointed as our Chairman of the board and the Chief Executive Officer and the Chairman of the board of the Bank. He is to receive an initial annual base salary of $225,000, subject to annual increases by the board. We are to develop an incentive plan or plans for annual cash bonuses to be awarded to eligible employees (including Mr. Tobias). His minimum bonus for 2005 is to be $25,000.

Mr. Stark's agreement provides for him to be employed and appointed as our and the Bank's Executive Vice President and Chief Financial Officer. He is to receive an initial annual base salary of $200,000, subject to annual increase by the board. His minimum bonus for 2005 is also to be $25,000.

Each of the employment agreements have initial three-year terms which renew for an additional year on each anniversary date of the agreement unless we or the executive elects to not renew at least sixty (60) days prior to the renewal date.

In addition to the compensation noted above, each of the agreements provides for health and other benefits to be provided to the executive at least substantially equivalent to other management employees holding comparable positions. Each agreement also requires us to reimburse the executive for all reasonable out-of-pocket expenses in connection with his employment, including a car allowance of $750 per month and a per diem allowance for living expenses while in Manistique, Michigan, of at least $100 per day, not to exceed $1,000 in any calendar month, but subject to upward adjustment upon demonstration that the reasonable ordinary living expenses exceed the per diem amount. We have also agreed in the employment agreement to pay the executive's reasonable costs of an office in Oakland County and a personal secretary and other assistance unless we otherwise provide him with an office and support staff in that county.

The agreements provide for Mr. Tobias to be awarded options under our 2000 Stock Incentive Plan to purchase our shares of common stock in amounts equal to 4.375% of the number of shares to be outstanding after the Closing (approximately 2,111,897 shares before, and 105,595 shares after, the reverse stock split) and for Mr. Stark to be awarded options covering 3.125% of the shares to be outstanding after the Closing (approximately 1,508,497 shares before, and 75,425 shares after, the reverse stock split). The exercise prices of the options are to be the same as the purchase price of our common stock issued to purchasers under the Stock Purchase Agreement. The options are to continue and be exercisable in accordance with their terms if the agreement is terminated for any reason other than death or for cause as if the employment had not terminated. If employment is terminated due to death or for cause, the options are to continue and may be exercised in accordance with terms to be negotiated and set forth in the related option agreement.

Although the option agreements have not been finalized as of the date of this Information Statement, it is currently anticipated that the options will vest in accordance with a schedule that provides for the immediate vesting of 20% of these options at the Closing, with the remaining 80% of the options vesting in the future, if at all, in three approximately equal portions based upon increases in the market price of our common stock during specific time periods. Currently, it is anticipated that the final option agreements will provide that one portion of the remaining options will vest each time the market price of our common stock increases by an increment of 15% above the purchase price per share paid by new investors under the Stock Purchase Agreement.

If the agreement is terminated, we are to make termination payments in amounts and in a lump sum or over time depending on the reason the agreement is terminated. The table below summarizes the termination payments under the agreements.

REASON FOR TERMINATION                                        TERMINATION PAYMENTS
----------------------                                        --------------------
By us for cause                                               No termination payments required

By us without cause and not due to                            Three years; base salary, highest bonus and benefits
disability, or by the executive for Good Reason

Death                                                         One year; base salary and benefits

Disability                                                    Two years; base salary and benefits, subject to
                                                              reduction for long term disability benefits
                                                              received by the executive

Following a Change in Control, either by Executive            Lump sum; 300% of aggregate of base salary and
Good Reason or by us other than for cause                     highest bonus.  Three years for benefits.
or disability

By Executive without Good Reason following a                  Lump sum; 100% of base salary and highest bonus
Change in Control

By mutual agreement                                           Per the mutual agreement

Each agreement provides for a specified adjustment to the termination payments should they be determined to constitute a parachute payment under Section 280G of the Internal Revenue Code. Each agreement also provides for us to pay interest at an annual rate equal to 120% of the applicable federal rate and to indemnify the executive for expenses, including reasonable attorneys' and consultants' fees, incurred to collect any unpaid amounts. We are also required to indemnify the executive for costs and expenses, on an as incurred basis, as a result of any dispute or controversy, regardless of the outcome of the dispute or controversy.

Each agreement includes confidentiality obligations of the executive and provides that the executive will not engage in competitive activities while employed by us. If his employment is terminated, the restriction on executive's competitive activities will continue after termination in certain instances for a period of 1 to 3 years, depending on the reason for the termination.

Bess Amendment and Employment Agreement. For a description of Mr. Bess's existing Employment Agreement see the discussion above. Under his existing agreement, he will be entitled to change in control payments as a result of the Closing in an aggregate amount of approximately $1,231,740. In connection with our execution and delivery of the Stock Purchase Agreement, he entered into an amendment of his existing employment agreement and a new employment agreement that will become effective upon the Closing.

The amendment to the existing employment agreement provides that he will not be entitled to receive any payment or other benefit under the agreement if the payment or benefit would cause any payment to be considered as an excess parachute payment under Section 280G of the Internal Revenue Code. In that event, he will have the right to designate the payments or benefits to be reduced or eliminated in order to avoid the payment being deemed an excess parachute payment. Under the amendment, we also agree to indemnify him for all taxes and reasonable legal, accounting and other professional fees and related expenses incurred by him in connection with any tax audit or proceeding to the extent attributable to the application of Section 280G or 4999 of the Internal Revenue Code to the change in control payments made to him under the agreement.

The amendment further provides that upon payment of the change in control payments following the Closing, including a bonus related to the removal of the Cease and Desist Order, that the Company and Mr. Bess will have no further rights or obligations under the agreement except for the indemnity provision noted above and Mr. Bess's confidentiality obligations in the agreement. If the Closing does not occur by December 31, 2004, the amendment will no longer be effective.

The new employment agreement with Mr. Bess provides for him to be employed and appointed as the President and Chief Executive Officer of the Bank. The agreement has an initial 18 month term and will be extended for additional one-year periods unless one of the parties elect to terminate the agreement at the end of the then current term.

He is to receive base salary at the annual rate of $250,000 and an additional incentive bonus in accordance with our or the Bank's policy or plan. In addition, we are to provide him with a per diem allowance for living expenses while in Manistique, Michigan, of at least $100 per day, not to exceed $1,000 in any calendar month, but subject to upward adjustment upon demonstration that his reasonable ordinary living expenses exceed the per diem amount. In addition, we are to provide him with the use of the automobile presently used by him. He will also be entitled to participate in our and the Bank's employee benefit plans as are made generally available to the executives.

The agreement provides that if his employment is terminated as a result of his disability, by us without cause or if we elect to not extend the term of the agreement, he will be entitled to his base salary for a period of one year, except that, if termination occurs during the initial 18 month employment period, he will only be entitled to the payments for the shorter of one year or the balance of the initial period. The agreement includes confidentiality obligations, but does not include any non-competition provisions.




DATED: December 8, 2004
                                   North Country Financial Corporation


                                   /s/ James Bess
                                   ---------------------------------------------
                                   C. James Bess, President and Chief Executive
                                   Officer